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             Pursuant to Rule 425 under the Securities Act of 1933

             Subject Company: Britton & Koontz Capital Corporation
                         Commission File No. 000-22606

   Joint Press Release of Britton & Koontz Capital Corporation and Louisiana
                                Bancshares, Inc.


                            [BRITTON & KOONTZ LOGO]

                      BRITTON & KOONTZ CAPITAL CORPORATION
                                500 Main Street
                                 P.O. Box 1407
                               Natchez, MS 39121
                                 (601) 445-5576
                              (601) 445-2488 (Fax)
                  http://www.bkbank.com, corporate@bkbank.com


FOR IMMEDIATE RELEASE:        FOR MORE INFORMATION:
---------------------         ---------------------
August 24, 2000               W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)      Bazile R. Lanneau, Jr., Vice President & CFO

    BRITTON & KOONTZ CAPITAL CORP ANNOUNCES MERGER WITH LOUISIANA BANCSHARES

     Britton & Koontz Capital Corporation and Louisiana Bancshares, Inc. today jointly announced the execution of a definitive agreement of intent to merge Louisiana Bank & Trust Company of Baton Rouge into Britton & Koontz First National Bank of Natchez, Mississippi. The transaction, which is subject to regulatory and shareholder approvals, is scheduled to be consummated in the fourth quarter of 2000. Under the definitive agreement, the shareholders of Louisiana Bancshares would receive an aggregate of 365,000 shares of Britton & Koontz common stock in exchange for their shares of Louisiana Bancshares.

     Page Ogden, President of Britton & Koontz, stated, "This merger with the talented management team of Louisiana Bank & Trust represents a major expansion of our franchise into Louisiana, which began earlier this year with the launch of a loan production office in the dynamic Baton Rouge economy. With very attractive locations along the Mississippi River corridor including Baton Rouge, Natchez and Vicksburg, we will be poised for further profitable growth."

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     Louisiana Bank & Trust Company operates 2 full service offices in the Baton
Rouge area, and had $42 million in assets and $34 million in deposits as of June 30, 2000. John S. Sylvest, the President of Louisiana Bancshares, stated, "The partnership with the Britton & Koontz team is a superb match. Among other benefits of this merger, we believe that the Sumx Internet banking system will offer tremendous value to our customers--just as it has to the customers of Britton & Koontz and other banks--and to our shareholders." Britton & Koontz Capital owns a 35% preferred investment in Sumx Inc., an Internet banking provider, whose software was largely developed at Britton & Koontz.

     Britton & Koontz Capital Corporation is a bank holding company headquartered in Natchez, Mississippi that currently operates 5 full service banking offices in Natchez and Vicksburg, Mississippi. As of June 30, 2000, the Company reported assets of $238 million and equity of $20.7 million. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company.

     In connection with the proposed merger of Louisiana Bancshares into Britton & Koontz Capital Corporation, Britton & Koontz Capital Corporation intends to file a registration statement, including the related prospectus, with the Securities and Exchange Commission. BRITTON & KOONTZ CAPITAL CORPORATION URGES ALL SECURITY HOLDERS OF LOUISIANA BANCSHARES AND BRITTON & KOONTZ CAPITAL CORPORATION TO READ THESE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of these documents (after they are filed) and other documents filed by Britton & Koontz Capital Corporation with the Commission may be obtained at the Commission's web site at www.sec.gov. Shareholders of Louisiana Bancshares and Britton & Koontz Capital Corporation may obtain a free copy of the prospectus and registration statement (after they are filed) and any other relevant documents filed or to be filed by Britton & Koontz Capital Corporation by directing a request to Britton & Koontz Capital Corporation, 500 Main Street, Natchez, Mississippi 39120, Attention:
Corporate Secretary, telephone: (601) 445-5576.

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